Mail Room 4561

December 29, 2005

Keith A. Greaves
Chief Financial Officer, Treasurer and Secretary
O2 Secure Wireless, Inc.
3300 Holcomb Bridge Road, Suite 226
Norcross, GA 30092

      Re: O2 Secure Wireless, Inc.
                Amendment No. 2 to Form SB-2
                Filed November 11, 2005
                File No. 333-123393

Dear Mr. Greaves:

We have reviewed your amended registration statement and have the following legal comments, which are in addition to the accounting comment we issued on December 16, 2005. Please note that all references to page numbers below correspond to the marked version of your amendment provided by counsel.

Form SB-2/A

Front Cover

1.   Please refer to prior comment 2 of our letter dated June 10, 2005, and prior comment 1 of our letter dated August 26, 2005. We note you have removed the disclosure that the selling shareholders will sell at a price range of $0.30 to $1.50 per share from the cover page. However, such disclosure is still found elsewhere in your document, such as on page 6. Revise to provide consistent disclosure on your initial sale price throughout your document. Moreover, you should remove any disclosure that seems to suggest that the selling shareholders may initially sell at a price other than $1.50/share. For example, your cover page states that you "*believe* the shares will begin trading in the range of $1.50 per share" and that the selling shareholders "*intend* to sell their shares at $1.50 per share until [y]our shares are quoted on the OTC Bulletin Board" (emphasis added). Page 32 indicates that you *anticipate* that your common stock will initially be sold at $1.50 per share. Revise to clearly indicate a firm offering price at which the selling shareholders will sell at until a trading market has been established.

Alternatively, you may revise to include a consistent price range throughout the filing.

Risk Factors

2.   Please refer to prior comment 11 of our letter dated June 10, 2005, and prior comment 8 of our letter dated August 26, 2005. We note your response that the company has deleted this risk factor because it does not know the intent of the majority of the shareholders for whom shares are being registered, because the fact that shares might be sold and depress the stock price is an obvious fact, and because other unrelated registration statements do not disclose this information as a specific risk factor. However, Item 503 of Regulation S-B requires that you discuss any factors that make this offering speculative or risky. We continue to believe the risk to your stock price from the resale of such a significant number of shares, both under the registration statement and pursuant to Rule 144, is material information that should provided to investors. Please revise.

Substantial control by officers, directors and principal shareholders…page 17

3.   We note your disclosure that your officers and directors (including their affiliates) will retain voting control of approximately 55% of your outstanding common stock. This appears to be inconsistent with your disclosure in the beneficial ownership table on page 48. Please revise to provide consistent disclosure or advise.

Selling Shareholders, page 18

4.   We note your disclosure that other than the shares being offered for the accounts of Messrs. Conley and Greaves, all other shares being offered for the accounts of the selling shareholders were acquired in transactions exempt from registration under Rule 904 of Regulation S from Transfer Management. There are 8,059,590 shares being offered by these shareholders. However, your disclosure on page 83 states that only 6,750,590 shares have been issued to Transfer Management pursuant to the Regulation S Agreement. While we note that it appears that warrants to purchase up to 100,000 shares were also issued by you to Transfer Management, it does not appear from your disclosure in Recent Sales of Unregistered Securities that these warrants have been exercised. Please revise to provide consistent disclosure.

5.   Please refer to prior comment 10 from our letter dated August 26, 2005. We note your response that you did not expand your disclosure of the terms of your agreement with Transfer Management because that entity is no longer a selling shareholder. However, since it was your agreement with Transfer Management

that enabled the selling shareholders named in this registration statement to purchase a majority of the securities being offered in this registration statement and it is that agreement that sets forth the registration rights relating to a majority of the securities being offered in this registration statement, it appears that your agreement with Transfer Management is a material agreement for the purpose of the distribution associated with this offering. Accordingly, we continue to believe that you should expand the filing to describe <u>all</u> material terms of the agreement. Expand the disclosure in this section to provide the material terms of your Regulation S Securities Purchase Agreement with Transfer Management, similar to the disclosure you provided under "Recent Sales of Unregistered Transactions."

<u>Management's Discussion and Analysis and Plan of Operation</u>
<u>Results of Operations</u>
<u>For the Nine Months ended June 30, 2005, page 38</u>

6. Please refer to prior comment 12 from our letter dated August 26, 2005. We note that you have entered into a new distribution agreement with a Chinese manufacturer to purchase wireless cards for internal use and resale. Revise to tell us if you are materially dependent on this new agreement or your relationship with this manufacturer. If so, ensure that you file the distribution agreement as an exhibit to the registration statement.

<u>How to Get More Information, page 53</u>

7. Please update your disclosure to provide the new location of the Public Reference Room (Room 1580 100 F Street, NE, Washington, DC 20459).

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (404) 917-0979
        Robert J. Mottern, Esq.
        Weizenecker, Mottern & Fisher, P.C.
        Telephone: (404) 365-9799